Exhibit 99.2

We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Your Internet or telephone vote authorizes the named proxies to vote your units in the same manner as if you marked, signed and returned your proxy card. OR Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the unitholder meeting date. Please mark your votes as indicated in this example X INTERNET http://www.proxyvoting.com/bip Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. BROOKFIELD INFRASTRUCTURE PARTNERS L.P. TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. FOLD AND DETACH HERE Mark Here for Address Change or Comments SEE REVERSE WO# 82543 NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian. Please give full title as such. VOTE FOR VOTE AGAINST VOTE ABSTAIN 1. RESOLUTION: If no specification is made, VOTE FOR the resolution in the form annexed as Appendix A to the accompanying management information circular of Brookfield Infrastructure Partners L.P. (the “Partnership”) dated September 30, 2010 approving a transaction pursuant to which (a) the Partnership will issue limited partnership units ("Units") of the Partnership to eligible holders of stapled securities (each a "Prime Security" and collectively, the "Prime Securities") of Prime Infrastructure Holdings Limited, in its own capacity and as responsible entity of Prime Infrastructure Trust and Prime Infrastructure Trust 2 (collectively, "Prime") pursuant to an acquisition of the Prime Securities not held by us, to be effected by way of a court approved scheme of arrangement or take-over bid and (b) the Partnership (or Brookfield Infrastructure L.P.) will issue Units (or redeemable partnership units ("RPUs") of Brookfield Infrastructure L.P.) to Brookfield Asset Management Inc. ("Brookfield Asset Management") or one or more of its affiliates pursuant to equity commitments entered into with Brookfield Asset Management; and 2. OTHER: At the discretion of the proxyholder, this proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of meeting and such other business as may properly come before the meeting or any adjournment thereof. Number of Units or RPUs Signature of Unitholder Name of Unitholder (Please print clearly) Dated: 2010.

FOLD AND DETACH HERE Address Change/Comments (Mark the corresponding box on the reverse side) ENY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250 (Continued and to be marked, dated and signed, on the other side) WO# 82543 NOTES TO PROXY 1. Every holder has the right to appoint some other person of their choice, who need not be a Unitholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this proxy. If you are voting on behalf of an individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation, this proxy must be signed under its corporate seal or by the signatures of properly-authorized officers or attorneys. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the manager of the Partnership to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the manager of the Partnership. 6. The securities represented by this proxy will be voted in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. Please see the Management Information Circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of Unitholders regarding completion and use of this proxy and other information pertaining to the meeting. 8. This proxy is for use by registered Unitholders only. Non-registered Unitholders should refer to “Meeting and Voting Information — Voting of Units — Voting by Non-Registered Unitholders” in the attached Management Information Circular. 9. This instrument supersedes and revokes any prior appointment of proxy made by the undersigned with respect to the voting of the Units above at the meeting. BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (the “Partnership”) PROXY FOR THE NOVEMBER 2, 2010 SPECIAL MEETING OF UNITHOLDERS THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF BROOKFIELD INFRASTRUCTURE GROUP CORPORATION, AS THE U.S. MANAGER OF THE PARTNERSHIP Appointment of Proxyholder: The undersigned holder of limited partnership units (“Units”) in the Partnership or redeemable partnership units of Brookfield Infrastructure L.P. (the “Unitholder”) hereby appoints Derek Pannell or, failing him, Arthur Jacobson, Jr., or failing him, any officer or director of Brookfield Infrastructure Group Corporation or Brookfield Infrastructure Group Inc., the U.S. Manager and the Canadian Manager of the Partnership, respectively, or instead as proxy of the undersigned to attend and vote at the special meeting of Unitholders of the Partnership to be held on Tuesday, November 2, 2010 and at any adjournment thereof, upon the following matters: